UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Allot Ltd.

(Name of Issuer)

Common Stock, par value ILS 0.10 per share

(Title of Class of Securities)

M0854Q105

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,735,112
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,632,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,735,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		162,104
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

162,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		162,104
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

162,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,735,112
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,632,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,735,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Family Office Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,102,863
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,102,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,102,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Associates GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,102,863
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,102,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,102,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Financial LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,102,863
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,102,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,102,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Financial GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,102,863
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,102,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,102,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. M0854Q105

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

In connection with the internal transfer of Ordinary Shares from Outerbridge Partners, LP (“Outerbridge Partners”) to Outerbridge SOF II (as defined below), as set forth in Schedule B attached hereto, Outerbridge Partners and its general partner, Outerbridge Partners GP, LLC (“Outerbridge GP”), no longer beneficially own any Ordinary Shares and are no longer “Reporting Persons”. Accordingly, Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by :
(i)	Outerbridge Special Opportunities Fund II, LP, a Delaware limited partnership (“Outerbridge SOF II”);
(ii)	Outerbridge Special Opportunities GP II, LLC, a Delaware limited liability company (“Outerbridge GP II”), as the general partner of Outerbridge SOF II;
(iii)	Outerbridge Capital Management, LLC, a Delaware limited liability company (“Outerbridge Capital”), as the investment manager to Outerbridge SOF II and investment fund vehicles on behalf of investment advisory clients (collectively, the “Accounts”);
(iv)	Rory Wallace, as the managing member of each of Outerbridge Capital and Outerbridge GP II (together with Outerbridge SOF II, Outerbridge GP II and Outerbridge Capital, “Outerbridge”);
(v)	QVT Family Office Fund LP (“QVT Fund”), a Cayman Islands limited partnership;
(vi)	QVT Associates GP LLC, a Delaware limited liability company (“QVT Associates GP”), as the general partner of QVT Fund;
(vii)	QVT Financial LP, a Delaware limited partnership (“QVT Financial”), as the investment manager of QVT Fund; and
(viii)	QVT Financial GP LLC, a Delaware limited liability company (“QVT Financial GP”, and together with QVT Fund, QVT Associates GP, and QVT Financial, “QVT”), as the general partner of QVT Financial.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement (the “Group Agreement”), as further described in Item 6 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 to the Group Agreement, as further described in Item 6 of this Amendment No. 7 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)               The principal business address of Outerbridge is 767 Third Avenue, 11th Floor, New York, New York 10017. The principal business address of QVT other than QVT Fund is 888 Seventh Avenue, 43rd Floor, New York, NY 10106. The registered office of QVT Fund is 1 Nexus Way, Camana Bay, George Town, Grand Cayman KY1-9005, Cayman Islands.

10

CUSIP No. M0854Q105

(c)                The principal business of Outerbridge SOF II is investing in securities. The principal business of Outerbridge GP II is serving as the general partner of Outerbridge SOF II. The principal business of Outerbridge Capital is serving as the investment manager of Outerbridge SOF II. The principal occupation of Rory Wallace is serving as the managing member of each of Outerbridge Capital and Outerbridge GP II. The principal business of QVT Fund is investing in securities. The principal business of QVT Associates GP is serving as the general partner of QVT Fund. The principal business of QVT Financial is serving as the investment manager of QVT Fund. The principal business of QVT Financial GP is serving as the general partner of QVT Financial.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. Messrs. Gold, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The business addresses and principal occupations of each of the Covered Persons are set forth in Schedule A of the Schedule 13D. The business address of each Covered Person is also the address of the principal employer of such Covered Person.

(d)       None of the Reporting Persons or the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons or the Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Wallace and each of the Covered Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Ordinary Shares beneficially owned by each of the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 162,104 Ordinary Shares owned directly by Outerbridge SOF II is approximately $2,478,717, excluding brokerage commissions. The aggregate purchase price of the 1,102,863 Ordinary Shares owned directly by QVT Fund is approximately $15,539,281, excluding brokerage commissions. The aggregate purchase price of the 1,470,145 Ordinary Shares held in the Accounts, which Outerbridge Capital may be deemed to beneficially own, is approximately $17,906,760, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 11, 2022, Outerbridge and QVT (collectively, the “Investor Group”) entered into a Cooperation Agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

11

CUSIP No. M0854Q105

Pursuant to the terms of the Agreement, the Issuer agreed to immediately appoint Raffi Kesten (the “Agreed Nominee”) as a director of the Issuer to fill the vacancy on the Board created by the departure of Miron (Ronnie) Kenneth, a Class II member of the Board. The Issuer also agreed to, among other things, (i) nominate the Agreed Nominee for election to the Board at the Issuer’s 2022 Annual General Meeting of Shareholders (the “2022 Annual Meeting”) as a director in “Class II,” to serve until the Issuer’s 2023 Annual General Meeting of Shareholders (the “2023 Annual Meeting”) and recommend and solicit proxies in favor of the election of the Agreed Nominee to the Board at the 2022 Annual Meeting in the same manner as for all other nominees of the Board and (ii) nominate the Agreed Nominee for election to the Board at the 2023 Annual Meeting as a member of the class of directors having a term expiring at the 2026 Annual General Meeting of Shareholders and recommend and solicit proxies in favor of the election of the Agreed Nominee to the Board at the 2023 Annual Meeting in the same manner as for all other nominees of the Board. In addition, the Issuer agreed to immediately appoint Mr. Kesten to the Compensation and Nominating Committee of the Board.

The Agreement also provides that until the Termination Date (as defined below) and as long as the Investor Group’s collective Net Long Position (as defined in the Agreement) exceeds 5.5% of the then outstanding Ordinary Shares, in the event that the Agreed Nominee is unable or unwilling to serve as a director, resigns as a director, is removed as a director or ceases to be a director for any other reason before the Termination Date, the Issuer and the Investor Group will cooperate in good faith to promptly identify and agree upon a candidate to serve as a replacement director by the date that is no later than 60 days after the departure of the Agreed Nominee.

Pursuant to the terms of the Agreement, the Issuer also agreed that until the Termination Date and as long as the Investor Group’s collective Net Long Position exceeds 4% of the then outstanding Ordinary Shares, if the Issuer proposes to engage in certain financings from shareholders (as further described in the Agreement), the Issuer shall provide the Investor Group with a reasonable opportunity to evaluate and share its views with the Board regarding any such financings and the Issuer shall consider in good faith any views expressed by the Investor Group in determining whether to proceed with any such financing. The Issuer also agreed that if it determines to proceed with any such financing, it shall give written notice (the “Offer Notice”) to the Investor Group, stating (x) its bona fide intention to pursue the financing, and (y) the general structure of the proposed financing in sufficient detail so as to permit the Investor Group to provide the detailed terms and conditions upon which the Investor Group would be willing to extend such financing (the “Investor Group Proposal”). The Agreement further provides that the Investor Group shall provide its response to the Offer Notice within 10 business days of receipt of the Offer Notice. Under the terms of the Agreement, the Company may effect a financing with a party other than the Investor Group (a) within 90 days of receipt of the Investor Group Proposal on terms that are more favorable than the Investor Group Proposal (“Third Party Proposal”), or (b) if the Investor Group does not provide the Investor Group Proposal within 10 business days of receipt of the Offer Notice; provided, however, that if the Issuer receives a Third Party Proposal, it shall notify the Investor Group within 2 business days of receiving such Third Party Proposal and offer the Investor Group an opportunity to instead participate in a financing on similar terms as such Third Party Proposal.

Pursuant to the terms of the Agreement, the Investor Group agreed, among other things, that until the Termination Date, the Investor Group will appear in person or by proxy at each Shareholder Meeting (as defined in the Agreement) and vote all Ordinary Shares beneficially owned by it and over which it has voting power in accordance with the Board’s recommendations as such recommendations are set forth in the applicable proxy statement in respect thereof with respect to (a) the election, removal and/or replacement of directors, (b) compensation matters, and (c) any other proposal submitted to the shareholders, other than proposals with respect to an Extraordinary Transaction (as defined in the Agreement); provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposal presented at any Shareholder Meeting (other than proposals relating to the election, removal and/or replacement of directors, the approval of the Issuer’s compensation policy, and the appointment/reappointment/removal of the Company’s independent auditor), the Investor Group is permitted to vote in accordance with the ISS or Glass Lewis recommendation.

12

CUSIP No. M0854Q105

Pursuant to the terms of the Agreement, the Investor Group also agreed to certain customary standstill provisions until the Termination Date, prohibiting it, directly or indirectly, from, among other things: (a) acquiring or agreeing to acquire any voting securities of the Issuer which would result in beneficially owning in excess of 15% of the then-outstanding Ordinary Shares; (b) selling or agreeing to sell, other than in open market sale transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, to any third party that would result in such third party having any beneficial or other ownership interest in the aggregate of more than 4.9% of the Ordinary Shares outstanding at such time; (c) (i) nominating or recommending for nomination a person for election at, or submitting any shareholder proposal or bringing any business before, any Shareholder Meeting; (ii) initiating, encouraging or participating in any solicitation of proxies in respect of any election contest or removal contest with respect to the Issuer’s directors or in respect of any shareholder proposal or other business brought before any Shareholder Meeting; (iii) initiating, encouraging or participating in any “withhold” or similar campaign with respect to any Shareholder Meeting; or (iv) calling or seeking to call any Shareholder Meeting; (d) forming, joining or participating in any group or entering into any voting agreement or arrangement with respect to any voting securities of the Issuer; (e) demanding an inspection of the Issuer’s books and records; (f) participating in, making any public proposal or statement with respect to, or otherwise seeking to advise, assist or encourage any person with respect to (i) any change in the number or term of directors or the filling of any vacancies on the Board, (ii) any change in the capitalization, share repurchase programs and practices or dividend policy of the Issuer, (iii) any other change in the Issuer’s management, governance, corporate structure, affairs or policies, (iv) any Extraordinary Transaction, or (v) causing a class of securities of the Issuer to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (f) instituting, soliciting, joining (as a party) or assisting any litigation, arbitration or other proceeding against the Issuer or any of its current or former directors or officers (including derivative actions), subject to certain exceptions.

The Issuer and the Investor Group also made certain customary representations, agreed to mutual non-disparagement provisions and agreed to issue a press release announcing certain terms of the Agreement.

The Agreement terminates on the day after the 2023 Annual Meeting (the “Termination Date”), subject to certain exceptions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Ordinary Shares reported owned by each person named herein is based upon 36,587,444 Ordinary Shares outstanding as of April 3, 2022, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Prospectus filed on Form 424B3 filed with the SEC on April 19, 2022.

13

CUSIP No. M0854Q105

A.	Outerbridge SOF II
(a)	As of the close of business on May 12, 2022, Outerbridge SOF II beneficially owned directly 162,104 Ordinary Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 162,104
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 162,104

(c)	The transaction in the securities of the Issuer by Outerbridge SOF II since the filing of Amendment No. 6 to the Schedule 13D is set forth on Schedule B and is incorporated herein by reference.
B.	Outerbridge GP II
(a)	As the general partner of Outerbridge SOF II, Outerbridge GP II may be deemed the beneficial owner of the 162,104 Ordinary Shares beneficially owned directly by Outerbridge SOF II.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 162,104
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 162,104

(c)	Outerbridge GP II has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 6 to the Schedule 13D. The transaction in the securities of the Issuer on behalf of Outerbridge SOF II is set forth in Schedule B and is incorporated herein by reference.
C.	Outerbridge Capital
(a)	As the investment manager of each of Outerbridge SOF II and the Accounts, Outerbridge Capital may be deemed the beneficial owner of the (i) 162,104 Ordinary Shares beneficially owned directly by Outerbridge SOF II and (ii) 1,470,145 Ordinary Shares held in the Accounts. In addition, Outerbridge Capital may be deemed to beneficially own the 1,102,863 Ordinary Shares beneficially owned directly by QVT Fund pursuant to the QVT Voting Agreement (as defined in Item 6 of the Schedule 13D).

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,735,112
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,632,249

14

CUSIP No. M0854Q105

(c)	Outerbridge Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Outerbridge Partners and Outerbridge SOF II are set forth in Schedule B and are incorporated herein by reference.
D.	Rory Wallace
(a)	As the managing member of each of Outerbridge Capital and Outerbridge GP II, Mr. Wallace may be deemed the beneficial owner of the (i) 162,104 Ordinary Shares beneficially owned directly by Outerbridge SOF II, (ii) 1,470,145 Ordinary Shares held in the Accounts, and (iii) 1,102,863 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,735,112
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,632,249

(c)	Mr. Wallace has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Outerbridge Partners and Outerbridge SOF II are set forth in Schedule B and are incorporated herein by reference.
E.	QVT Fund
(a)	As of the close of business on May 12, 2022, QVT Fund beneficially owned directly 1,102,863 Ordinary Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,102,863
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,102,863

(c)	QVT Fund has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 6 to the Schedule 13D.
F.	QVT Associates GP
(a)	As the general partner of QVT Fund, QVT Associates GP may be deemed the beneficial owner of the 1,102,863 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,102,863
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,102,863

15

CUSIP No. M0854Q105

(c)	QVT Associates GP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 6 to the Schedule 13D.
G.	QVT Financial
(a)	As the investment manager of QVT Fund, QVT Financial may be deemed the beneficial owner of the 1,102,863 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,102,863
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,102,863

(c)	QVT Financial has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 6 to the Schedule 13D.
H.	QVT Financial GP
(a)	As the general partner of QVT Financial, QVT Financial GP may be deemed the beneficial owner of the 1,102,863 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,102,863
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,102,863

(c)	QVT Financial has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 6 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 11, 2022, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

16

CUSIP No. M0854Q105

On May 11, 2022, the Reporting Persons entered into an Amendment to the Group Agreement in order to remove Outerbridge Partners and Outerbridge GP as parties to such Group Agreement. A copy of Amendment No. 1 to the Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated May 11, 2022.
99.2	Amendment No. 1 to the Group Agreement, dated May 11, 2022.

17

CUSIP No. M0854Q105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2022

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND II, LP

By:	Outerbridge Special Opportunities GP II, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP II, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE

QVT FAMILY OFFICE FUND LP

By:	QVT Associates GP LLC, its general partner

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

18

CUSIP No. M0854Q105

QVT ASSOCIATES GP LLC

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT FINANCIAL LP

By:	QVT Financial GP LLC, its general partner

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

19

CUSIP No. M0854Q105

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

OUTERBRIDGE PARTNERS, LP

Sale of Ordinary Shares	(85,500)	$8.1847	03/31/2022
Disposition of Ordinary Shares[1]	(14,104)	$8.1000	03/31/2022

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND II, LP

Acquisition of Ordinary Shares[2]	14,104	$8.1000	03/31/2022

1 Represents an internal transfer of Ordinary Shares to Outerbridge Special Opportunities Fund II, LP.

2 Represents an internal transfer of Ordinary Shares from Outerbridge Partners, LP.